

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Ashish Agrawal
Chief Financial Officer
CTS Corporation
492 Indiana Ave.
Lisle, IL 60532

> **Re: CTS Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-04639**

Dear Ashish Agrawal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing